SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 12, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated July 12, 2005 re: Partner Communications Announces Redemption of US$ 175 Million Senior Subordinated Notes.

PARTNER COMMUNICATIONS ANNOUNCES REDEMPTION
OF US$ 175 MILLION SENIOR SUBORDINATED NOTES

Rosh Ha’ayin, Israel, July 12th, 2005, Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced today that an Extraordinary General Meeting of shareholders convened today approved the redemption of the Company’s outstanding US$ 175 million Senior Subordinated Notes due 2010 (the “Notes”), on August 15, 2005. According to the terms of the Notes, the redemption price will be 106.50% of the principal amount.

Alan Gelman, Partner’s CFO, said: “The redemption of our 13% senior subordinated Notes will conclude the refinancing of the Company’s long term debt into lower cost Shekel denominated debt”. Mr. Gelman added that the Company has sufficient funds to execute the redemption, from its US$ 275 Million equivalent bank facility and funds generated from its current operations.

The General Meeting further resolved to postpone the discussion on the amendment of the Articles of Association to an adjourned meeting which will be convened at a date to be notified by the Company.

This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially, are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

About Partner
Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 2.372 million subscribers in Israel. Partner subscribers can use roaming services in 156 destinations using 337 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Contact:
Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, International & Investor Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: July 12, 2005